# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amentum Holdings, Inc., CIK 0002011286
CUSIP: 023939101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4800 Westfields Blvd., Suite #400, Chantilly, Virginia (VA), 20151
Date of event which requires filing of this statement: 12/17/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000950157-24-001378
Filed by CIK 0002037182
Persons authorized to receive notices and communications: Eric L. Schondorf, GC, American Securities LLC, 590 Madison Avenue, 38th Floor, New York, New York (NY), 10022, (212) 476-8000; James C. Pickel, Jr., GC, Goldberg Lindsay & Co. LLC, 630 Fifth Avenue, 30th Floor, New York, New York (NY), 10111, (212) 651-1100

## Reporting persons
- Amentum Joint Venture LP (CIK 0002037182): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Amentum Joint Venture GP LLC (CIK 0002037401): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Amentum Holdings, Inc.
Address of issuer's principal executive offices: 4800 Westfields Blvd., Suite #400, Chantilly, Virginia (VA), 20151
Comment:
This Amendment No. 1 (this "Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 27, 2024 (as amended and supplemented from time to time, this "Schedule 13D") is being filed jointly by Amentum Joint Venture LP, a Delaware limited partnership ("Amentum JV"), and Amentum Joint Venture GP LLC, a Delaware limited liability company ("Amentum GP" and, together with Amentum JV, the "Reporting Persons"), the general partner of Amentum JV with respect to the Common Stock, par value $0.01 per share (each, a "Common Share"), of Amentum Holdings, Inc., a Delaware corporation (the "Issuer") beneficially owned by the Reporting Persons. Amentum GP may be deemed to have indirect voting and investment control over shares held by Amentum JV.

The purpose of this Amendment No. 1 is to report that Amentum JV and Amentum GP no longer beneficially own any Common Shares or any other securities of the Issuer.

Except as set forth below, all Items of this Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 17, 2024, Amentum JV made pro rata distributions-in-kind of all of the Merger Consideration Shares (the "JV Distribution") to each of its limited partners in accordance with the limited partnership agreement of Amentum JV. As a result of the JV Distribution, Amentum JV no longer holds, and each of the Reporting Persons no longer beneficially owns, any Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Amendment No. 1, and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 of this Schedule 13D are hereby incorporated by reference in this Item 5(a)-(b). The Common Shares held by the Reporting Persons represent 0.0% of the issued and outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Same as (a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 17, 2024

## Signatures
- Amentum Joint Venture LP: /s/ Eric L. Schondorf, By: Amentum Joint Venture GP LLC, its general partner; Eric L. Schondorf / Authorized Signatory (12/19/2024)
- Amentum Joint Venture LP: /s/ James C. Pickel, Jr., By: Amentum Joint Venture GP LLC, its general partner; James C. Pickel, Jr. / Authorized Signatory (12/19/2024)
- Amentum Joint Venture GP LLC: /s/ Eric L. Schondorf, Eric L. Schondorf / Authorized Signatory (12/19/2024)
- Amentum Joint Venture GP LLC: /s/ James C. Pickel, Jr., James C. Pickel, Jr. / Authorized Signatory (12/19/2024)